

16012325

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt & Cross, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza / 55 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond J. O'Sullivan — 212-504-9361 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive	Princeton,	New Jersey	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond J. O'Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt & Cross, Incorporated, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOROTHY ENG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EN6195470
Qualified in New York County
My Commission Expires Oct. 27, 2016

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS, INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2015

TABLE OF CONTENTS

	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4 - 5
Statement of Income	6
Statement of Changes in Stockholders' Equity	7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
Statement of Cash Flows	9
NOTES TO FINANCIAL STATEMENTS	10 - 18
SUPPLEMENTARY INFORMATION	19
SCHEDULE I	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	20
Reconciliation of Net Capital to Submitted Unaudited Net Capital and Computation of Aggregate Indebtedness	21
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	22
Review Report of Independent Registered Public Accounting Firm	23
Annual Exemption Report	24
Independent Accountants' Agreed-Upon Procedures Report	25
Schedule of Assessment and Payments	26

withum

AUDIT TAX ADVISORY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Roosevelt & Cross, Incorporated

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated (the "Company"), as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Roosevelt & Cross, Incorporated's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roosevelt & Cross, Incorporated as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Net Capital to Submitted Unaudited Net Capital and Computation of Aggregate Indebtedness, and Computation of Basic Net Capital Requirement and the Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, (the "supplementary information") have been subjected to audit procedures performed in conjunction with the audit of Roosevelt & Cross, Incorporated's financial statements. The supplementary information is the responsibility of Roosevelt & Cross, Incorporated's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

February 24, 2016

WithumSmith+Brown, PC 5 Vaughn Drive, Princeton, New Jersey 08540-6313 T (609) 520 1188 F (609) 520 9882 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2015

ASSETS

Cash and cash equivalents	$ 4,451,501
Receivables from joint accounts	3,344,255
Interest receivable - state and municipal government obligations	190,313
Securities owned, state and municipal government obligations, at fair value	58,981,251
Prepaid expenses and other current assets	271,186
Loans receivable - employees	114,000
Property and Equipment, at cost, less accumulated depreciation and amortization of $1,969,047	533,954
Deposits	25,061
Total assets	$ 67,911,521

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2015

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to broker	$ 16,300,941
Accrued expenses and taxes payable	3,386,887
Total liabilities	19,687,828
Commitments and Contingencies	
Stockholders' Equity	
Common stock, $10 par value; 334,142 shares authorized; 334,142 shares issued and outstanding	3,341,420
Additional paid-in capital	31,308,342
Retained earnings	13,573,931
Total stockholders' equity	48,223,693
Total liabilities and stockholders' equity	$ 67,911,521

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

Income	
Trading profits	$ 22,704,815
Interest	1,749,257
Other income	1,196,146
Total income	25,650,218
Operating Expenses	
Employee compensation and benefits	18,233,349
Floor brokerage, exchange and clearance fees	1,419,188
Communications and data processing	1,563,463
Interest	59,726
Occupancy	672,483
Other expenses	1,999,113
Depreciation and amortization	160,636
Total operating expenses	24,107,958
Income before income taxes	1,542,260
Income taxes	149,999
Net income	$ 1,392,261

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock, $10 Par Value		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at January 1, 2015	334,551	$ 3,345,510	$ 31,013,400	$ 12,537,434	$ 46,896,344
Net income				1,392,261	1,392,261
Sale of shares of common stock	8,314	83,140	1,082,317		1,165,457
Redemption of shares of common stock	(8,723)	(87,230)	(787,375)	(355,764)	(1,230,369)
Balance at December 31, 2015	334,142	$ 3,341,420	$ 31,308,342	$ 13,573,931	$ 48,223,693

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2015

Subordinated Liabilities - January 1, 2015	$ -
Subordinated Liabilities - December 31, 2015	$ -

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities	
Net income	$ 1,392,261
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	160,636
Changes in operating assets and liabilities	
Receivables from joint accounts	(2,724,779)
Interest receivable - state and municipal government obligations	35,206
State and municipal government obligations, at fair value	14,772,584
Good faith deposits	660,150
Prepaid expenses and other current assets	(229,213)
Due to broker	(12,751,911)
Accrued expenses and taxes payable	731,290
Net cash provided by operating activities	2,046,224
Cash Flows from Investing Activities	
Capital expenditures	(17,189)
Loans to employees	(100,000)
Repayments of loans receivable employees	2,000
Security deposits	(2,212)
Net cash used in investing activities	(117,401)
Cash Flows from Financing Activities	
Sale of common stock	1,165,457
Redemption of common stock	(1,230,369)
Net cash used in financing activities	(64,912)
Net increase in cash and cash equivalents	1,863,911
Cash and cash equivalents - beginning	2,587,590
Cash and cash equivalents - ending	$ 4,451,501
Supplemental Disclosures of Cash Flow Information	
Interest paid	$ 46,452
Income taxes paid	$ 168,347

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - NATURE OF OPERATIONS

Roosevelt & Cross, Incorporated ("the Company"), founded in 1946, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company is a leading senior manager of both negotiated and competitively sold bond issues in New York State, New Jersey, the New England States and is currently expanding into the Pennsylvania region.

The Company specializes in the origination, structuring, underwriting, trading and sale of tax-exempt issues sold in the Northeast. The Company's principal office is in New York City, with branch offices in Buffalo, NY, East Hartford, CT, Warren, NJ, Providence, RI and Boston, MA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivables, payables, and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less when acquired.

Securities Owned, State and Municipal Government Obligations

Investments in marketable debt securities owned and securities sold, not yet purchased, are carried at fair value, with unrealized gains and/or losses recognized in the current earnings.

Fair Value

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Due to Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due to broker relates to obligations to the Company's clearing broker from a compilation of all securities activities.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with FASB Accounting Standard Codification ("ASC") 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Redemption of the Company's Common Stock

The Company issues and redeems its shares of common stock to its employees at their book value determined in accordance with the Stockholder Agreement. The sales proceeds of shares redeemed to an employee by the Company is applied first to its par value, next to additional paid-in capital to the extent of amount credited earlier on issuance to the same employee determined on a first-in first out basis, and the balance of the redemption amount if any, to retained earnings.

Revenue Recognition

Principal transactions include unrealized gains and losses resulting from market

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue Recognition *(Continued)*

price fluctuations that occur while holding positions in trading security inventory. Commission revenue and related clearing expenses are recorded on a settlement-date basis as security transactions occur. Profit and loss arising from all securities transactions entered into for the account and risk of the Company is recorded on a settlement-date basis. Investment advisory fee income is earned when the services are performed. Income from underwriting activities is recognized with settlement of each transaction. Interest income is recognized on an accrual basis. The recording of transactions on settlement date basis does not vary materially from the trade date basis.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to New York City General Corporation Tax and various minimum state filing fees for which provision has been made.

The stockholders and members of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Advertising Costs

In accordance with FASB Accounting Standard Codification ("ASC") 720 "Other Expenses", advertising costs of $13,096 were expensed as incurred for the year ended December 31, 2015.

Subsequent Events

Management has evaluated subsequent events or transactions through February 24, 2016, the date which the financial statements were available to be issued. (See Note 11)

NOTE 3 - RECEIVABLES FROM JOINT ACCOUNTS

The Company acts as either the managing or co-managing underwriter of various underwriting issuances and subsequent sales of State and Municipal Obligations. The Company, as managing underwriter, enters the bid for the joint account and if awarded the bonds, maintains the records of the underwriting group. As managing underwriter, the Company purchases bonds from the issuer and in turn uses the bonds as collateral with their clearing broker for providing the funds. The securities held in the joint accounts are measured at fair value. See Note 5 for discussion of fair value measurements. At December 31, 2015, the amount advanced on behalf of joint account participants was $3,344,255.

NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated Useful life - Years	2015
Furniture and fixtures	7 - 10	$ 758,426
Equipment	7 - 10	733,456
Leasehold improvements	Term of lease	639,537
Computer Software	7 - 10	371,582
		2,503,001
Less: accumulated depreciation and amortization		1,969,047
Net property and equipment		$ 533,954

NOTE 4 - PROPERTY AND EQUIPMENT *(Continued)*

The depreciation and amortization expense for the year ended December 31, 2015 aggregated $160,636.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company accounts for marketable debt securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted observable quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table presents by level, within the fair value hierarchy the Company's investment assets at fair value, as of December 31, 2015. As required by FASB ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Level 2 investment values are determined by supply and demand and the demand is driven by a myriad of factors some of which are credit rating, maturity, call or put features, sources of interest and principal payments and geopolitical risk. The values used by the Company for financial reporting purposes are based

NOTE 5 - FAIR VALUE MEASUREMENTS *(Continued)*

Basis of Fair Value Measurement *(Continued)*

on management review of matrix pricing data which reflect the prices of bonds with similar interest rates, maturity and credit rating, and then make judgments based on that data along with assessment of the other factors above, not captured in matrix pricing, that affect the likely price that would be obtained upon sale.

Description	12/31/15	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State and Municipal Government Obligations	$ 58,981,251	$ -	$ 58,981,251	$ -
State and Municipal Government Obligations – on behalf of joint account participants	$ 3,344,255	$ -	$ 3,344,255	$ -

Approximately 90% of the Company's customer basis is located at the northeast section of the United States of America.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has loans receivable from two employees aggregating $114,000 as of December 31, 2015. Both loans are payable on demand and interest is charged at broker loan + 1% per annum.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2015, the Company had net capital of $42,696,702 which exceeded the requirements by $42,446,702. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

NOTE 8 - ACCRUED EXPENSES AND TAXES PAYABLE

Accrued expenses and taxes payable consist of the following:

Accrued regulator fee	$ 250,000
Accrued 401(k) profit sharing	1,460,602
Accrued payroll taxes	1,363,257
Accrued clearing and interest payable	101,708
Accrued SIPC fees	25,068
Accrued professional fees	130,000
Accrued corporate taxes	1,500
Other accrued expenses	54,752
Total	$ 3,386,887

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of non-payment for a sale or non-receipt of security is reduced through the guarantees by the Depository Trust Clearing Corporation ("DTCC"). Credit risk involving transactions with non-DTCC eligible counter-parties are limited by Receive Versus Payments/Delivery Versus Payments clearance methods. The risk of default by an issuer of securities is limited by the Company's policy to review, as necessary, the credit standing of each issuing entity.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK *(Continued)*

Financial instruments that potentially subject the Company to concentrations of credit risk include unsecured cash. At December 31, 2015, the Company had cash deposits with two banks that were in excess of federally insured amounts by approximately $6,416,000.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2015, the Company had an open commitment in the amount of $1,871,431 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2015.

Operating Leases

The Company is obligated under various leases for office space located in Boston, MA, Providence, RI, East Hartford, CT, Warren, NJ, Buffalo, NY, and New York, NY. The leases range from one year to six years in duration.

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended December 31,	2015
2016	$ 585,564
2017	476,206
2018	423,154
2019	397,355
2020	66,224
	$ 1,948,503

Rent expense for the year ended December 31, 2015 amounted to $620,890.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

Profit Sharing Plan

The Company is the sponsor of a profit sharing plan for the benefit of its employees. Participants must be 21 years of age or older and have completed one year of service. All contributions are totally discretionary and are allocated based on a participant's eligible salary in ratio to total compensation of all eligible participants.

For the year ended December 31, 2015, the Company made a contribution of $1,119,653.

Effective January 1, 2016, the Company amended and restated the Profit Sharing Plan into an Employee Stock Ownership Plan ("ESOP") within the meaning of Code §4975(c)(7). An eligible employee who was a participant on December 31, 2015 will continue to participate in the plan. The amount of the Company's contribution for any allocation period will be determined in the sole discretion of the Company. Employer contributions will be allocated to the participant's account of each benefiting participant in the ratio that his or her compensation for the allocation period bears to the total compensation of all benefiting participants for the allocation period.

The Company also sponsors a 401(k) Profit Sharing Plan under Section 401(k) of the Internal Revenue Code, which provides tax-deferred salary deductions for eligible employees. Participants must be 21 years of age or older and have completed 1 year of service to the eligible to make voluntary contributions (not to exceed federally determined maximum allowable amount) to the plan. The Company may make contributions for a plan year designated as "qualitied non elective contributions" and allocate them to non-highly compensated employees to help the plan pass one or more annually required Internal Revenue Code nondiscrimination tests.

NOTE 11 - SUBSEQUENT EVENTS

The Company was notified during the year that its clearing broker was ceasing its clearing operation. The Company entered into an agreement with National Financial Services LLC and the conversion is expected to be completed in March 2016.

SUPPLEMENTARY INFORMATION

SCHEDULE I

ROOSEVELT & CROSS, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

Total stockholders' equity qualified for net capital	$ 48,223,693
Deductions or charges	
Non-allowable assets	
Partly secured and unsecured accounts	127,281
Net book value of fixed assets	533,954
Prepaid expenses	185,720
Loans and advances	114,000
Total non-allowable assets	960,955
Net capital before haircuts on securities positions	47,262,738
Haircuts	
Contractual securities	78,457
State and municipal government obligations	4,487,579
Total haircuts	4,566,036
Net capital	$ 42,696,702
Computation of Basic Net Capital Requirement	
Minimum net capital required - 6 2/3% of Total aggregate indebtedness	$ 225,794
Minimum dollar net capital requirement of reporting dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	
(Net capital less net capital requirement)	$ 42,446,702
Excess net capital at 1000%	
(Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement)	$ 42,358,013

See report of independent registered public accounting firm.

SCHEDULE I
(Continued)

ROOSEVELT & CROSS, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Reconciliation of Net Capital to Submitted Unaudited Net Capital	
Net capital per unaudited X17A-5	$ 42,696,702
Net capital per audited report	$ 42,696,702
Computation of Aggregate Indebtedness	
Aggregate indebtedness liabilities	
Accrued expenses and taxes payable	$ 3,386,887
Total aggregate indebtedness	$ 3,386,887
Percentage of aggregate indebtedness to net capital	7.93%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	9.27%

SCHEDULE I

ROOSEVELT & CROSS, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. Accordingly there are no items to report under the requirement of this rule.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Roosevelt & Cross, Incorporated

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which Roosevelt & Cross, Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Roosevelt & Cross, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Roosevelt & Cross, Incorporated stated that Roosevelt & Cross, Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Roosevelt & Cross, Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roosevelt & Cross, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 24, 2016

ROOSEVELT & CROSS
INCORPORATED

ONE EXCHANGE PLAZA, 55 BROADWAY
NEW YORK, N.Y. 10006
212-344-2500

Annual Exemption Report
For the year ended December 31, 2015

To the best of our knowledge and belief, Roosevelt & Cross, Incorporated, a non-carrying broker-dealer, is exempt from Rule 15C3-3 under paragraph (k) (2) (ii), namely a broker-dealer whose customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Roosevelt & Cross, Incorporated met the identified exemption provision throughout the most recent year ended December 31, 2015 without exception.

By: 

Raymond J. O'Sullivan
Chief Financial Officer

withum

AUDIT TAX ADVISORY

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Roosevelt & Cross, Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Roosevelt & Cross, Incorporated (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 24, 2016

ROOSEVELT & CROSS, INCORPORATED
SCHEDULE OF ASSESSMENT AND PAYMENTS TO SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) PURSUANT TO RULE 17A-5(e)(4)
YEAR ENDED DECEMBER 31, 2015

General assessment		$ 60,536
Less: Payments made with SIPC-6: July 9, 2015		35,152
Total assessment balance due		$ 25,384
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus, Statement of Income (Loss), Part IIA Line 9)		$ 25,650,218
Deductions Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		1,376,256
The greater of: Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend expense deducted in determining total revenue above) but not in excess of total interest and dividend income	$ 59,726	
40% of margin interest earned on customers securities accounts (40% of FOCUS line 5)	-	59,726
Total deductions		(1,435,982)
SIPC net operating revenues		$ 24,214,236
General assessment @.0025		$ 60,536

See independent accountants' agreed-upon procedures report.

ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2015